Exhibit 12

Alliant Techsystems Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fiscal Year Ended March 31,
	2009	2008	2007	2006	2005
Earnings:
Income before income taxes and minority interest	$321,970	$350,381	$264,796	$227,557	$220,540
Plus fixed charges	74,286	91,616	85,970	110,115	73,285
Earnings	$396,256	$441,997	$350,766	$337,672	$293,825

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$63,392	$81,578	$76,144	$100,837	$65,382
Estimated interest factor of rental expense	10,894	10,038	9,826	9,278	7,903
Fixed Charges	$74,286	$91,616	$85,970	$110,115	$73,285

Ratio of Earnings to Fixed Charges (1)	5.33	4.82	4.08	3.07	4.01

Rent expense	68,086	62,739	61,410	57,989	49,396
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges.  “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.